Shareholder meeting

The fund held its Annual Meeting of Shareholders on January 24, 2017. The following proposal was considered by the shareholders:

Proposal: To elect five (5) Trustees (James R. Boyle, William H. Cunningham, Grace K. Fey, Hassell H. McClellan and Gregory A. Russo) to serve for a three-year term ending at the 2020 Annual Meeting of Shareholders

	Total votes	Total votes withheld
	for the nominee	from the nominee
Independent Trustees
William H. Cunningham	18,658,244.252	565,146.500
Grace K. Fey	18,648,539.252	574,851.500
Hassell H. McClellan	18,622,981.252	600,409.500
Gregory A. Russo	18,672,315.252	551,075.500
Non-Independent Trustee
James R. Boyle	18,680,536.752	542,854.000

Trustees whose term of office continued after the Annual Meeting of Shareholders because they were not up for election are: Charles L. Bardelis,Craig Bromley1, Peter S. Burgess, Theron S. Hoffman, Deborah C. Jackson, James M.Oates, Steven R. Pruchansky, and Warren A. Thomson.

1 Effective June 15, 2017, Mr. Bromley no longer serves as a Trustee of the fund. Andrew G. Arnott has been appointed as a Trustee of the fund effective June 20, 2017. Mr. Arnott serves as a Trustee for a term expiring in 2019.